EXHIBIT 99.7

                                 CERTIFICATIONS
                             PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report of Gammon Lake Resources Inc. (the "Company") on Form 40-F for the year ended July 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bradley
H. Langille, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                /s/ Bradley H. Langille
                                ------------------------------------------------
                                Bradley H. Langille
                                Chief Executive Officer


Dated:   December 18, 2003


A signed original of this written statement required by Section 906, or any other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

                                 CERTIFICATIONS
                             PURSUANT TO SECTION 906
                        OF THE SARBANES-OXLEY ACT OF 2002


     In connection with the Annual Report of Gammon Lake Resources Inc. (the "Company") on Form 40-F for the year ended July 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Leanne Dowe, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



                                /s/ Leanne Dowe
                                ------------------------------------------------
                                Leanne Dowe
                                Chief Financial Officer

Dated:   December 18, 2003


A signed original of this written statement required by Section 906, or any other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.